Filed by Brookfield Real Assets Income Fund Inc. (File No. 811-23157)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Total Return Fund Inc.

File No. 811-05820

IMPORTANT NOTICE REGARDING YOUR INVESTMENT

BROOKFIELD TOTAL RETURN FUND INC.

Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281

September 2, 2016

Dear Shareholder:

Brookfield Total Return Fund Inc. (the “Fund”) previously sent to you proxy materials regarding a Special Meeting of Shareholders.  Your important proxy voting instructions are needed on a proposal affecting the Fund.  (the “special meeting”) originally scheduled for Friday, August 12, 2016 was adjourned to Thursday, September 1, 2016 and, unfortunately, was adjourned a second time to Friday, September 9, 2016 with respect to the Fund’s reorganization proposal.  As of the Special Meeting date, shareholders of the Fund have voted significantly in favor of the reorganization proposal. However, the Special Meeting has been adjourned to allow further solicitation of shareholders of the Fund to meet the requirement that holders of a majority of the outstanding shares of the Fund vote in favor of the reorganization proposal. Your vote on the proposal is important.

THE FUND’S RECORDS INDICATE THAT YOU HAVE NOT YET VOTED.  PLEASE TAKE A MOMENT NOW TO CAST YOUR IMPORTANT VOTE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE ADJOURNED SPECIAL MEETING.

THE BOARD OF DIRECTORS OF THE FUND RECOMMENDS A VOTE IN FAVOR OF THE PROPOSAL. THIS RECOMMENDATION IS ALSO SUPPORTED BY INSTITUTIONAL SHAREHOLDER SERVICES INC. (“ISS”).

Detailed information about the adjourned Special Meeting and the proposal can be found in the Proxy statement/ Prospectus.  To simplify matters we have included an additional copy of your proxy card(s) for your convenience.  Should you have any questions about the proposal, or about how to vote, please call 1-800-330-5136. Representatives are available Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

Thank you in advance for your attention to this important matter.

Sincerely,

Brian F. Hurley

President

Voting is easy. Please take a moment now to cast your vote using one of the voting options listed below:

1.	Vote by Phone. Simply dial the toll-free number located on the enclosed proxy card. Please have the proxy card available at the time of the call.

2.	Vote via the Internet. Simply visit the website indicated on the enclosed proxy card and follow the instructions on the website.

3.	Vote by Mail. You may cast your vote by signing, dating and mailing the enclosed proxy card in the postage-prepaid return envelope provided.

OBO-10866